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                                         Filed by:  Life Sciences Research, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933



                            Subject Company:  Huntingdon Life Sciences Group PLC
                                                   Commission File No. 001-10173


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take about the Offer or the contents of this document, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 or other appropriate adviser immediately.

If you have sold or otherwise transferred all your ordinary shares of 5 pence each in Huntingdon Life Sciences Group plc ("Huntingdon") (the "Huntingdon Shares") or all of your American Depositary Shares issued in respect of Huntingdon Shares ("Huntingdon ADSs"), otherwise than to Life Sciences Research, Inc. pursuant to the Offer (as defined below), please send this letter and the accompanying notice as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer of your Huntingdon Shares or Huntingdon ADSs (as applicable) was effected for transmission to the purchaser or transferee.


Life Sciences Research, Inc.,  (a Maryland, US corporation)
PRINCIPAL OFFICE ADDRESS:
PMB #251
211 East Lombard Street
Baltimore
Maryland
21202-6102


                                                               24th January 2002



TO: NON-ASSENTING HOLDERS OF HUNTINGDON SHARES AND HUNTINGDON ADSS WHO HAVE NOT
     YET ACCEPTED THE OFFER MADE BY LIFE SCIENCES RESEARCH, INC. ("LSR").


Dear Sir or Madam

                           RECOMMENDED OFFER BY LSR
   FOR THE WHOLE OF THE ISSUED AND TO BE ISSUED SHARE CAPITAL OF HUNTINGDON

On 16th October 2001 LSR made a recommended offer (the "Offer") to acquire the whole of the issued and to be issued share capital of Huntingdon. The Offer was declared unconditional in all respects on 10th January 2002. Acceptances have now been received in respect of more than 90% by value of the Huntingdon Shares (including Huntingdon Shares represented by Huntingdon ADSs) to which the Offer relates and LSR intends to implement the procedure available to it under sections 428 to 430F of the Companies Act 1985 to acquire compulsorily, on the terms of the Offer, all remaining Huntingdon Shares which it does not already own. The Offer will close on the 7th February 2002.

1.       CAN THE OFFER STILL BE ACCEPTED?

         According to the records of Huntingdon (acting as receiving agent) you have not accepted the Offer. You may still accept the Offer, as set out in the Offer Document dated 16th October 2001, rather than wait for LSR to acquire compulsorily your Huntingdon Shares (including Huntingdon Shares represented by your Huntingdon ADSs) as explained below.

         HOLDERS OF HUNTINGDON SHARES

         If you are the holder of Huntingdon Shares and you wish to accept the Offer you should complete the Form of Acceptance which was enclosed with the Offer Document in accordance with the instructions in that form (except that such Form of Acceptance must be received by 7th February, 2002 and forward it, together with the relevant share certificate(s) and/or other document(s) of title, to Huntingdon (acting as receiving agent) at the address below as soon as possible.

         HOLDERS OF HUNTINGDON ADSS

         If you are the holder of Huntingdon ADSs and you wish to accept the Offer you should complete the Letter of Transmittal which you will have received in accordance with the instructions in that letter and the Offer Document (except that such Letter of Transmittal must be received by 7th February, 2002 and forward it, together with any required signature guarantees and any other documents required by the Letter of Transmittal and the Offer Document to the US Depositary at one of the addresses set out below as soon as possible.

2.       NOTICE OF COMPULSORY ACQUISITION

         Pursuant to section 429 of the UK Companies Act 1985, LSR is required to give a statutory notice in the prescribed form to the registered holders of the Huntingdon Shares which are to be compulsorily acquired (the "Statutory Notice").

         HOLDERS OF HUNTINGDON SHARES

         You will find enclosed with this letter the Statutory Notice in respect of your holding of Huntingdon Shares. In the absence of a valid acceptance of the Offer by you, your Huntingdon Shares will be transferred to LSR upon the terms set out in the Statutory Notice at the expiry of six weeks from the date of the notice, unless either you validly accept the Offer before such date or an application is made by you to the Court within that time and the Court thinks fit to order otherwise.

         HOLDERS OF HUNTINGDON ADSS

         Pursuant to the UK Companies Act 1985, LSR is required to send the Statutory Notice to the registered holder of the Huntingdon Shares represented by your Huntingdon ADSs. Accordingly, the Statutory Notice in respect of the Huntingdon Shares represented by your Huntingdon ADSs has been sent to the US Depositary (see details below). You will find a copy of this Statutory Notice enclosed with this letter. In the absence of a valid acceptance by you of the Offer, the Huntingdon Shares
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         represented by your Huntingdon ADSs will be transferred to LSR upon the terms set out in the Statutory Notice at the expiry of six weeks from the date of the notice, unless either you validly accept the Offer before such date, or an application is made to the Court within that time and the Court thinks fit to order otherwise. If you wish to bring an application before the Court in respect of this compulsory acquisition procedure, you should contact the US Depositary.

3.       TERMS ON WHICH THE HUNTINGDON SHARES WILL BE ACQUIRED

         The terms set out in the Offer Document provide for a consideration of:


         For every 50 Huntingdon Shares       1 share of LSR Common Voting Stock

         For every 2 Huntingdon ADSs          1 share of LSR Common Voting Stock


         and so in proportion for any other number of Huntingdon
         Shares/Huntingdon ADSs held.

         Fractions of shares of LSR Common Voting Stock will not be issued under the Offer and the holders of Huntingdon Shares and holders of Huntingdon ADSs (as appropriate) will instead receive from LSR an amount in cash in lieu of any entitlements to a fraction of a share of LSR Common Voting Stock, equivalent to 3.25 pence per Huntingdon Share and 81.25 pence per Huntingdon ADS.

         Following the compulsory acquisition the consideration which you would otherwise have received will be transferred to Huntingdon, and LSR or its agents will send to Huntingdon the share certificate(s) for the new shares of LSR Common Voting Stock (together with any cash in lieu of any entitlements to a fraction of a share of LSR Common Voting Stock) to which you become entitled by reason of the acquisition of your Huntingdon Shares or Huntingdon ADSs. Such consideration will be held by Huntingdon on trust for you in accordance with section 430(9) of the Companies Act 1985 pending written application by you, to the address set out below, accompanied by satisfactory evidence of your identity and title to your Huntingdon Shares. Any sums of money held on trust will be paid into a separate bank account.

4.       OVERSEAS SHAREHOLDERS

         The Offer is not being made, and shares of LSR Common Voting Stock will not be offered or issued, in either case, directly or indirectly into Canada, Japan or Australia.

         Accordingly if your registered address is in Canada, Japan or Australia, you will receive an amount in cash of substantially equivalent value to the LSR Common Voting Stock to which you would otherwise have been entitled under the Offer. These monies will be transferred to Huntingdon to be held on trust as described above.

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This letter should be read in conjunction with the Offer Document dated 16th
October 2001. Any enquiries concerning this letter should be communicated to Huntingdon or to the US Depositary at the addresses set out below.


YOU SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER, WHICH HAVE BEEN FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

- LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.

- LSR's Registration Statement on Form S-4 and Schedule TO, each as amended, containing or incorporating by reference such documents and other information.

-     Huntingdon's Solicitation/Recommendation on Schedule 14D-9, as amended.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http//www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by the Company and LSR at the Commissions public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. If you are a Huntingdon Securityholder you may also obtain free of charge each of these documents (when available) from the Company by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England.



Yours faithfully,
for Life Sciences Research, Inc.


Andrew Baker
Director





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                  ACCEPTANCES IN RESPECT OF HUNTINGDON SHARES:

             HUNTINGDON IS ACTING AS RECEIVING AGENT FOR THE OFFER.
                                    By mail:
                              The Receiving Agent,
                                   PO Box 353
                                    Alconbury
                                   Huntingdon
                                 Cambridgeshire
                                    PE28 4BR
                                 United Kingdom


                    ACCEPTANCES IN RESPECT OF HUNTINGDON ADSS

Duly completed Letters of Transmittal, accompanied by the required documentation should be sent or delivered by each holder of Huntingdon ADSs to the US Depositary at one of the addresses set out below:

            THE US DEPOSITARY FOR THE OFFER IS: THE BANK OF NEW YORK

               By mail:                             By courier:                             By hand:

         The Bank of New York                   The Bank of New York              The Depositary Trust Company
     Tender & Exchange Department           Tender & Exchange Department                55 Water Street
             PO Box 11248                       385 Rifle Camp Road                (Jeanette Street Entrance)
        Church Street Station                        5th Floor                         New York, New York
          New York, New York                 West Paterson, New Jersey              United States of America
              10286-1248                               07424
       United States of America               United States of America


                                   FORM 429(4)

                      NOTICE TO NON-ASSENTING SHAREHOLDERS


Pursuant to Section 429(4) of the Companies Act 1985 as inserted by Schedule 12 to the Financial Services Act 1986.


To:      [insert name and address]




A takeover offer (the "Offer") was made on the 16th October 2001 by Life Sciences Research, Inc. (the "Offeror") for all of the ordinary shares of 5 pence each (the "Huntingdon Shares") in Huntingdon Life Sciences Group plc (the "Company").

The Offeror has within 4 months of making the Offer acquired or contracted to acquire not less than nine-tenths in value of the Huntingdon Shares to which the Offer relates (including Huntingdon Shares represented by American Depositary Shares issued in respect of ordinary shares in the Company ("Huntingdon ADSs")). The Offeror gives notice that it now intends to exercise its right under section 429 of the Companies Act 1985 to acquire the Huntingdon Shares held by you in the Company.

The terms of the Offer are set out in the offer document dated 16th October 2001 sent to the Company's securityholders and provide that each holder of Huntingdon Shares will receive one share of voting common stock, par value US$0.01 per share in the Offeror ("LSR Voting Common Stock") for every 50 Huntingdon Shares, and each holder of Huntingdon ADSs shall receive one share of LSR Voting Common Stock for every two Huntingdon ADSs. A cash payment will be made in lieu of any entitlements to a fraction of a share of LSR Voting Common Stock equivalent to
3.25 pence per Huntingdon Share and 81.25 pence per Huntingdon ADS.

If you do not make an application to the Court (see below), the Offeror will acquire your Huntingdon Shares on the terms of the Offer.

NOTE: YOU ARE ENTITLED UNDER SECTION 430C OF THE COMPANIES ACT 1985 TO MAKE AN APPLICATION TO THE COURT WITHIN 6 WEEKS OF THE DATE OF THIS NOTICE FOR AN ORDER EITHER THAN THE OFFEROR SHALL NOT BE ENTITLED AND BOUND TO ACQUIRE YOUR SHARES OR THAT DIFFERENT TERMS TO THOSE OF THE OFFER SHALL APPLY TO THE ACQUISITION. IF YOU ARE CONTEMPLATING SUCH ACTION YOU MAY WISH TO SEEK LEGAL ADVICE.


Signed:..........................................            DATE:..............
       Director/Secretary
       Life Sciences Research, Inc.

       Principal executive office:
       PMB #251
       211 East Lombard Street
       Baltimore
       Maryland
       21202-6102